UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,369,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,369,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,369,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,228,750 shares of common stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 140475104	13D	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,369,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,369,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,369,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,369,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,369,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,369,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D	Page 5 of 12 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor to the following investment funds that directly hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; and Silvercreek SAV LLC, a Delaware limited liability company (collectively, the “Funds”). Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $21,266,586.98. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

CUSIP No. 140475104	13D	Page 6 of 12 pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes. The Reporting Persons may, from time to time, acquire additional shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons currently has no definitive plans to do so, the Reporting Persons may, from time to time, also engage in and plan for their engagement in:

(a)	the acquisition of additional Shares of the Issuer; or the disposition of Shares of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

CUSIP No. 140475104	13D	Page 7 of 12 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Fund, Ltd. and Silvercreek SAV LLC owned beneficially 780,208; 948,419; 216,130; 44,214; 90,944; 191,056 and 98,729 Shares, respectively, representing approximately 3.0%; 3.6%; 0.8%; 0.2%; 0.4%; 0.7% and 0.4% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 2,369,700 Shares, constituting 9.0% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,369,700 Shares, constituting 9.0% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,369,700 Shares, constituting 9.0% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

CUSIP No. 140475104	13D	Page 8 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer.
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

CUSIP No. 140475104	13D	Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

CUSIP No. 140475104	13D	Page 10 of 12 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer.

Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(l) under the Exchange Act of 1934, as amended.

CUSIP No. 140475104	13D	Page 11 of 12 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/04/2005	3,900.00	8.1133
10/06/2005	23,000.00	8.1326
10/10/2005	12,500.00	8.1105
10/11/2005	20,000.00	7.9988
10/13/2005	42,200.00	7.72
10/18/2005	200.00	7.77
10/26/2005	2,800.00	7.8595
10/26/2005	165,562.00	7.8595
10/26/2005	1,500.00	7.9447
10/28/2005	7,800.00	7.87
11/07/2005	16,000.00	8.553
11/11/2005	2,300.00	8.77
11/14/2005	1,800.00	8.6937
11/16/2005	6,200.00	8.6197
11/17/2005	600.00	8.67
11/18/2005	8,200.00	8.87
11/21/2005	31,300.00	9.1355
11/21/2005	13,700.00	9.2097
11/21/2005	10,337.00	9.3116
11/22/2005	36,200.00	9.7201
11/22/2005	18,100.00	9.8973
11/22/2005	47,100.00	9.723
11/23/2005	15,277.00	9.6848
11/28/2005	14,700.00	9.8648
11/28/2005	21,400.00	9.8848
11/28/2005	94,700.00	9.8648
11/29/2005	27,400.00	9.958
11/29/2005	10,566.00	10.03
11/30/2005	30,100.00	10.0487

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/04/2005	2,300.00	8.1133
10/06/2005	24,600.00	8.1326
10/10/2005	13,600.00	8.1105
10/13/2005	50,600.00	7.72
10/11/2005	23,500.00	7.9988
10/26/2005	2,600.00	7.8595
10/26/2005	193,003.00	7.8595
10/26/2005	1,400.00	7.9447
10/28/2005	10,200.00	7.87
11/04/2005	26,700.00	8.6941
11/07/2005	9,500.00	8.553
11/08/2005	18,065.00	8.5175
11/09/2005	6,100.00	8.6005
11/14/2005	100.00	8.6937
11/16/2005	400.00	8.6197
11/17/2005	100.00	8.67
11/18/2005	800.00	8.87
11/21/2005	30,900.00	9.1355
11/21/2005	14,400.00	9.2097
11/21/2005	3,247.00	9.311601
11/22/2005	45,800.00	9.7201
11/22/2005	22,800.00	9.8973
11/22/2005	59,400.00	9.723
11/23/2005	21,515.00	9.6848
11/28/2005	17,700.00	9.8648
11/28/2005	25,800.00	9.8848
11/28/2005	114,500.00	9.8648
11/29/2005	32,800.00	9.958
11/29/2005	11,837.00	10.03
11/30/2005	41,700.00	10.0487
11/30/2005	800.00	10.005

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	11,515.00	7.8595
10/28/2005	1,600.00	7.87
11/04/2005	2,100.00	8.6941
11/07/2005	800.00	8.553
11/08/2005	2,043.00	8.517499
11/09/2005	700.00	8.6005
11/18/2005	100.00	8.87
11/21/2005	3,400.00	9.1355
11/21/2005	1,600.00	9.2097
11/21/2005	362.00	9.311602
11/22/2005	5,000.00	9.7201
11/22/2005	2,500.00	9.8973
11/22/2005	6,500.00	9.723
11/23/2005	2,371.00	9.6848
11/28/2005	1,900.00	9.8648
11/28/2005	2,800.00	9.8848
11/28/2005	12,600.00	9.8648
11/29/2005	3,400.00	9.958
11/29/2005	767.00	10.03

Mercury RealEstate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/04/2005	3,900.00	8.1037
10/05/2005	2,000.00	8.1315
10/12/2005	1,500.00	7.8336
11/15/2005	3,225.00	8.707501
11/25/2005	3,228.00	9.706001
12/01/2005	84,491.00	10.1121

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/05/2005	6,800.00	8.1315
10/12/2005	8,500.00	7.8336
11/15/2005	6,775.00	8.7075
11/25/2005	6,772.00	9.706
12/01/2005	177,509.00	10.1121

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/4/2005	1,600.00	8.1133
10/06/2005	7,500.00	8.1326
10/10/2005	3,900.00	8.1105
10/11/2005	5,400.00	7.9988
10/13/2005	12,000.00	7.72
10/26/2005	300.00	7.8595
10/26/2005	44,062.00	7.8595
10/26/2005	200.00	7.9447
10/28/2005	2,800.00	7.87
11/04/2005	8,300.00	8.6941
11/07/2005	2,700.00	8.553
11/08/2005	4,892.00	8.5175
11/09/2005	1,500.00	8.6005
11/18/2005	300.00	8.87
11/21/2005	7,500.00	9.1355
11/21/2005	3,500.00	9.2097
11/21/2005	796.00	9.311595
11/22/2005	10,900.00	9.7201
11/22/2005	5,500.00	9.8973
11/22/2005	14,200.00	9.723
11/23/2005	4,986.00	9.684799
11/28/2005	4,300.00	9.8648
11/28/2005	6,200.00	9.8848
11/28/2005	27,500.00	9.8648
11/29/2005	7,500.00	9.958
11/29/2005	1,717.00	10.03

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/04/2005	200.00	8.1133
10/06/2005	1,400.00	8.1326
10/10/2005	800.00	8.1105
10/11/2005	1,100.00	7.9988
10/13/2005	2,500.00	7.72
10/26/2005	200.00	7.8595
10/26/2005	9,958.00	7.8595
10/26/2005	100.00	7.9447
10/28/2005	400.00	7.87
11/07/2005	1,000.00	8.553
11/11/2005	200.00	8.77
11/16/2005	500.00	8.6197
11/18/2005	600.00	8.87
11/21/2005	1,900.00	9.1355
11/21/2005	800.00	9.2097
11/21/2005	658.00	9.311596
11/22/2005	2,100.00	9.7201
11/22/2005	1,100.00	9.8973
11/22/2005	2,800.00	9.723
11/23/2005	851.00	9.684794
11/28/2005	900.00	9.8648
11/28/2005	1,300.00	9.8848
11/28/2005	5,700.00	9.8648
11/29/2005	1,500.00	9.958
11/29/2005	113.00	10.03

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 140475104	13D	Page 12 of 12 pages

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of December 2, 2005.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

DAVID R. JARVIS

/s/ David R. Jarvis
Signature